UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number 001-41774

Fitell Corporation

(Translation of registrant’s name into English)

23-25 Mangrove Lane

Taren Point, NSW 2229

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On April 3, 2025, Fitell Corporation, a Cayman Islands exempted company with limited liability (the “Company”), issued a press release announcing receipt of the letter dated April 2, 2025 from the Listing Qualifications Department of The Nasdaq Stock Market LLC, notifying the Company that for the last 30 consecutive business days the closing bid price for the Company’s ordinary shares was below $1.00 per share, which is the minimum closing bid price required for continued listing on The Nasdaq Capital Market pursuant to Nasdaq Listing Rules. The press release is attached to this Report on Form 6-K (the “Report”) as Exhibit 99.1.

The information contained in this Report and Exhibit 99.1 to this Report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or incorporated by reference in any filing under the Securities Act of 1933, as amended, unless expressly set forth by specific reference in such a filing.

EXHIBIT LIST

Exhibit No.	Description

99.1	Press Release dated April 3, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	April 3, 2025	FITELL CORPORATION

		By:	/s/ Yinying Lu
Yinying Lu
Chief Executive Officer and Director
(Principal Executive Officer)